UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
Freshpet, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
358039105
(CUSIP Number)
Michael Tuchschmid Jacobs Holding AG Seefeldquai 17 P.O. Box CH-8034 Zurich, Switzerland +41 44 388 61 61
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 20, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	358039105

1.	Names of Reporting Persons Jacobs Holding AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_] N/A
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,877,298
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,877,298
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.60%(1)
14.	Type of Reporting Person (See Instructions) CO

____________________

(1)	The calculation of this percentage is based on 33,536,940 shares of Common Stock outstanding as of March 8, 2016, which number the Issuer reported in its 10-K (as discussed in Item 5 of this Schedule 13D).

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”) of Freshpet, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 Plaza Drive, 1st Floor, Secaucus, NJ 07094.

Item 2. Identity and Background

The name of the person filing this statement is Jacobs Holding AG, a corporation organized under the laws of Switzerland (“Jacobs Holding”). The address of the principal office of Jacobs Holding is Seefeldquai 17, 8008 Zurich, Switzerland, and the postal address is Seefeldquai 17, P.O. Box, 8034 Zurich, Switzerland.

Jacobs Holding is a global professional investment firm founded in 1994 by entrepreneur Klaus J. Jacobs, currently managing assets amounting to CHF 4 billion. The Co-Chairmen of the board of directors of Jacobs Holding (the “Board”) are Nicolas Jacobs and Philippe Jacobs. The name, business address, present principal occupation or employment, principal business address of such employer and citizenship of each director and executive officer, controlling person and director and executive officer of such controlling person of Jacobs Holding is set forth on Schedule A.

The share capital of Jacobs Holding is comprised of two classes of shares: (i) “Partizipationsscheine,” which carry all dividend and other economic rights, including, but not limited to, any proceeds from the dissolution of Jacobs Holding and (ii) “Namenaktien,” which carry all the voting rights and no economic rights. All Partizipationsscheine are held by the Jacobs Foundation, a charitable foundation organized under the laws of Switzerland. Jacobs Familienrat, a non-profit verein organized under the laws of Switzerland, owns 89.9% of the Namenaktien and the Jacobs Foundation owns the remaining 10.1%. While Jacobs Familienrat is considered to be a controlling person of Jacobs Holding by virtue of its ownership of a majority of Jacobs Holding’s outstanding Namenaktien, all the investment and voting decisions with respect to Jacobs Holding’s shares of Common Stock are made by Jacobs Holding. As such, Jacobs Familienrat is not considered to be a beneficial owner of such shares of Common Stock. The President of Jacobs Familienrat is Renata Jacobs.

During the last five years, none of Jacobs Holding, and to the best of Jacobs Holding’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Items 5 and 6 is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the shares of Common Stock to which this Schedule 13D relates was $16,453,344. Such price was funded through Jacobs Holding’s internally generated funds.

Item 4. Purpose of Transaction

The shares of Common Stock to which this statement relates were acquired by Jacobs Holding with the intent to hold such shares for investment purposes. Consistent with these investment purposes, Jacobs Holding may have discussions from time to time with management, members of the board of directors and other shareholders of the Issuer, and may make suggestions and give advice to the Issuer, or make proposals, including with respect to board representation and, more generally, board composition, and with respect to strategic matters, such as potential changes to the Issuer’s operations through the expansion of the Issuer’s business into new product offerings and/or geographic markets, or to the Issuer’s capital structure through capital increases from Jacobs Holding or otherwise, as a means of enhancing shareholder value. Such discussions may relate to one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934 (the “Exchange Act”).

In addition, Jacobs Holding intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Issuer, business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, Jacobs Holding reserves the right to make further purchases of Common Stock from time to time, to dispose of any or all of the shares of Common Stock held by it at any time or to formulate, make and/or implement other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of its review. Jacobs Holding has engaged and/or may in the future engage legal and financial advisors to assist it in this ongoing review and in evaluating strategic alternatives that are or may become available with respect to its holdings in the Issuer.

Except as otherwise set forth in this Item 4, Jacobs Holding does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D under the Exchange Act.

Item 5. Interest in Securities of the Issuer

(a) The information relating to the beneficial ownership of Common Stock by Jacobs Holding set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference. Jacobs Holding has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,877,298 shares of Common Stock, representing approximately 5.60% of the shares of Common Stock based on 33,536,940 shares of Common Stock outstanding as of March 8, 2016, which number the Issuer reported in its Form 10-K for the fiscal year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission on March 14, 2016 (the “10-K”).

In addition, Patrick De Maeseneire, Chief Executive Officer of Jacobs Holding, beneficially owns 5,000 shares of Common Stock, representing approximately 0.01% of Common Stock outstanding. Jacobs Holding expressly disclaims any direct or indirect beneficial ownership in the shares of Common Stock owned by Patrick De Maeseneire and disclaims any “group” status with Patrick De Maeseneire. Patrick De Maeseneire likewise expressly disclaims any direct or indirect beneficial ownership in the shares of Common Stock beneficially owned by Jacobs Holding and disclaims any “group” status with Jacobs Holding.

Except as set forth in this Item 5(a), none of Jacobs Holding and, to the best of its knowledge, any persons named in Schedule A hereto, beneficially owns any Common Stock.

(b) Jacobs Holding has sole power to vote and to dispose of its shares of Common Stock. Patrick De Maeseneire also has sole power to vote and to dispose of his shares of Common Stock.

(c) Information concerning transactions in the Common Stock since February 29, 2016 by the parties named in Item 5(a) above is set forth on Schedule B.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D.

(e) Not applicable.

The information set forth in Items 2 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Insider Trading Policy

Jacobs Holding currently has in place an Insider Trading Policy (the “Insider Trading Policy”), which seeks to prevent the misuse of insider information by all directors, officers and employees of Jacobs Holding, as well as members of its Investment Committee and Advisory Board (the “Covered Persons”). Pursuant to the Insider Trading Policy, Jacobs Holding has instituted a general ban on insider trading by the Covered Persons and the Covered Persons are subject to various restrictions and/or prohibitions on their trading of certain securities. Covered Persons must also receive approval from Jacobs Holding for any trading in securities of companies designated from time to time by Jacobs Holding. As such, Jacobs Holding has (and from time to time, may have) veto rights over transactions by Covered Persons, including Patrick De Maeseneire, in securities of the Issuer.

The foregoing description of the Insider Trading Policy does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 1.

To the best knowledge of Jacobs Holding, except as disclosed above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Jacobs Holding and any other person or entity referred to in Item 2 (including those listed in Schedule A), and between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, other than disclosure of standard default and similar provisions contained in loan agreements), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1*	Insider Trading Policy of Jacobs Holding.

*Portions of this exhibit have been omitted pursuant to a request for confidential treatment. These portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2016

JACOBS HOLDING AG

By:	/s/ Michael Tuchschmid
	Name:	Michael Tuchschmid
	Title:	Chief Financial Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
JACOBS HOLDING AG AND JACOBS FAMILIENRAT

Directors and Executive Officers of Jacobs Holding. The following table sets forth the name, business address, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Jacobs Holding. Unless otherwise indicated, the current business address of each person is Seefeldquai 17, P.O. Box CH-8034, Zurich, Switzerland.

Name	Citizenship	Office	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Nicolas Jacobs	Switzerland	Co-Chairman of the Board	Nicolas Jacobs has served as a member of the Board since 2008 and as the Co-Chairman of the Board since April 2015. Mr. Jacobs currently serves as a managing partner of Consumer Investment Partners, a private equity company focused on investments in the consumer goods space, a position he has held since 2015. In addition, Mr. Jacobs has served as a member of the board of directors of Barry Callebaut AG since 2012, where he previously served from 2008 to 2011 as a managing director for South American cocoa and chocolate operations.
Philippe Jacobs	Switzerland	Co-Chairman of the Board	Philippe Jacobs has served as a member of the Board since 2008 and as the Co-Chairman of the Board since April 2015. Mr. Jacobs currently serves as an investment director at Aalto Invest, where he focuses on the firm’s public equity investments, a position he has held since November 2011.
W. Andreas Jacobs	Germany	Director	W. Andreas Jacobs has served as a member of the Board since 2004, and previously served as its Co-Chairman until stepping down in March 2015. Mr. Jacobs currently serves as the Chairman of Barry Callebaut AG, a position he has held since December 2005.
Patrick Firmenich	Switzerland	Director	Patrick Firmenich has served as a member of the Board since 2015. Mr. Firmenich currently serves as the Vice-Chairman of Firmenich International SA, a position he has held since October 2014. Prior to this, Mr. Firmenich served as the Chief Executive Officer of Firmenich International SA for over 12 years.
Renata Jacobs	Switzerland	Director	Renata Jacobs has served as a member of the Board since 2008. Ms. Jacobs currently serves as the President of the Jacobs Familienrat, a position she has held since 2008.
Conrad Meyer	Switzerland	Director	Conrad Meyer has served as a member of the Board since 2000. Mr. Meyer served as a professor at the University of Zurich from 1991 until his retirement in 2014. As of 2014, Mr. Meyer holds the title of professor emeritus at the University of Zurich.
Patrick De Maeseneire	Belgium	Chief Executive Officer	Patrick De Maeseneire joined Jacobs Holding in November 2015 as its Chief Executive Officer. Prior to joining Jacobs Holding, Mr. De Maeseneire served as the Chief Executive Officer of Adecco S.A. from 2009 until 2015 and as the Chief Executive Officer of Barry Callebaut AG from 2002 until 2009.
Michael Tuchschmid	Switzerland	Chief Financial Officer	Michael Tuchschmid joined Jacobs Holding in January 2009 as Corporate Secretary and was appointed Chief Financial Officer in 2016. Prior to joining Jacobs Holding, Mr. Tuchschmid held various positions in the legal industry, including working as a law clerk at the Commercial Court of Aargau and as an attorney at a Zurich-based law firm, where he focused on contract law, commercial litigation and arbitration and sports law.

Tomas Aubell	Sweden & Austria	Head of Investments	Tomas Aubell joined Jacobs Holding in April 2015 as its Head of Investments. Prior to joining Jacobs Holding, from 2000 until 2013, Mr. Aubell was a partner at EQT Partners. In addition, from 2008 until 2013, Mr. Aubell served as a member of the advisory board of SAG Group.
Philip Buergin	Switzerland	Head of Value Creation	Philip Buergin joined Jacobs Holding in 2012 as an investment manager, and was promoted to its Head of Value Creation in 2016. Prior to joining Jacobs Holding, Mr. Buergin was a project manager in the private equity group at Bain & Company from 2006 until 2012.

Directors and Executive Officers of Jacobs Familienrat. The following table sets forth the name, business address, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for Renata Jacobs, the President of Jacobs Familienrat. There are no directors or other executive officers of Jacobs Familienrat. The address of the principal office of Jacobs Familienrat is Seefeldquai 17, P.O. Box CH-8034, Zurich, Switzerland.

Name	Citizenship	Office	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Renata Jacobs	Switzerland	President	See information provided above.

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER SINCE FEBRUARY 29, 2016

Name of Transacting Person	Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share	Aggregate Purchase Price
Jacobs Holding AG	29-Feb-16	42,156	Open Market	6.74	$284,186.24
Jacobs Holding AG	1-Mar-16	144,400	Open Market	6.66	962,021.68
Jacobs Holding AG	9-Mar-16	19,665	Open Market	6.99	137,483.91
Jacobs Holding AG	16-Mar-16	5,600	Open Market	7.00	39,197.76
Jacobs Holding AG	24-Mar-16	500	Open Market	6.98	3,489.00
Jacobs Holding AG	6-Apr-16	200	Open Market	7.00	1,400.00
Jacobs Holding AG	7-Apr-16	10,500	Open Market	6.99	73,393.95
Jacobs Holding AG	8-Apr-16	8,177	Open Market	7.00	57,212.02
Jacobs Holding AG	15-Apr-16	18,320	Open Market	7.38	135,152.14
Jacobs Holding AG	18-Apr-16	154,062	Open Market	7.68	1,183,750.78
Jacobs Holding AG	19-Apr-16	39,600	Open Market	7.47	295,911.00
Jacobs Holding AG	20-Apr-16	33,527	Open Market	7.64	255,985.35
Jacobs Holding AG	21-Apr-16	36,052	Open Market	7.72	278,382.73
Jacobs Holding AG	22-Apr-16	28,070	Open Market	7.78	218,446.35
Jacobs Holding AG	25-Apr-16	8,800	Open Market	7.89	69,462.80
Jacobs Holding AG	26-Apr-16	48,800	Open Market	8.09	394,548.00
Jacobs Holding AG	27-Apr-16	67,100	Open Market	8.14	546,240.97
Total		665,529			$4,936,264.69